REVISED SCHEDULE A
To the Subadvisory Agreement made as of the 26th day of October, 2009, by and between Allianz Investment Management LLC, a Minnesota limited liability company ("Manager"), and Templeton Global Advisors Limited, a company limited by shares organized under the laws of the Bahamas ("Subadviser").
Compensation pursuant to Section 4 of the Subadvisory Agreement shall be calculated at the rate or rates shown below based on the average daily net assets that are subject to the Subadviser's investment discretion in the relevant subportfolios of the AZL Franklin Templeton Founding Strategy Plus Fund.
Rate*
Templeton Growth Strategy                                                                                                                     0.410% on the first $100 million
0.390% on the next $150 million
0.380% on the next $250 million
0.370% on the next $250 million
0.360% thereafter
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* For purposes of determining the effective rate applied to the average daily net assets in the Strategy for computation of the fee payable to Subadviser under Section 4, the total assets of the AZL Franklin Templeton Founding Strategy Plus Fund (the "Fund Assets") will be combined with the average daily net assets for the same period in both Class 1 and Class 2 of (i) the Franklin Income VIP Fund, (ii) the Templeton Global Bond VIP Fund, (iii) the Templeton Growth VIP Fund, and (iv) the Franklin Mutual Shares VIP Fund, each a series of the Franklin Templeton Variable Insurance Products Trust, held of record by one or more separate accounts of Allianz Life Insurance Company of North America and/or Allianz Life Insurance Company of New York, computed at the times and in the manner specified in the applicable prospectus or Statement of Additional Information as from time to time in effect ("FTVIPT Assets"). The Fund Assets and the FTVIPT Assets together are the "Combined Assets". The fee payable to Subadviser with respect to the Strategy will be paid at the effective rate applicable to the Combined Assets under the applicable schedule above, although such fee will be paid only with respect to the Strategy assets. No compensation will be calculated or paid to Subadviser under this Agreement with respect to FTVIPT Assets. When the Combined Assets exceed the first breakpoint, multiple rates may apply, resulting in a blended effective rate.
For example, if the Fund Assets are $300 million, Growth Strategy assets are $100 million and FTVIPT Assets are $600 million, then the fees payable to Subadviser under Section 4 would be calculated as follows:
•
A rate of 41 bps would apply to the first $100 million, a rate of 39 bps would apply to the next $150 million, a rate of 38 bps would apply to the next $250 million, a rate of 37 bps would apply to the next $250 million, and a rate of 36 bps would apply to the remaining $150 million, resulting in a blended effective rate of 37.9 bps.

•	The blended effective rate (37.9 bps) is applied to the Growth Strategy assets ($100 million), resulting in a fee of $379,000 payable to Subadviser under Section 4.

Acknowledged:

ALLIANZ INVESTMENT                               TEMPLETON GLOBAL MANAGEMENT LLC  ADVISORS LIMITED

By: /s/ Brian Muench                                                   By:   /s/ Norman Boersma
Name:  Brian Muench                                                Name:       Norman Boersma
Title: President                                                                     Title:   President & CEO

Effective as of November 1, 2015, the schedule is revised to reflect a fee change to the Fund.